Our Life Foods, Inc.
A Delaware Corporation

Consolidated Financial Statements (Unaudited)
December 31, 2019 and 2018

OUR LIFE FOODS, INC.

TABLE OF CONTENTS

Our Life Foods, Inc.
Consolidated Balance Sheets (Unaudited)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash	$ 20,275	$ 3,953
Accounts receivable	60,422	24,264
Inventory	108,708	5,269
Due from related party	27,673	-
Note receivable	-	5,714
Total Current Assets	217,078	39,200
Non-Current Assets:		
Goodwill	128,090	-
Total Non-Current Assets	128,090	-
TOTAL ASSETS	$ 345,168	$ 39,200
LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 113,481	$ 115,575
Dividends payable	10,323	4,323
Notes payable, net of unamortized discounts	224,061	72,961
Total Current Liabilities	347,865	192,859
Long-Term Liabilities:		
Class D membership units/Class C Common Stock (mandatorily redeeemable)	50,000	50,000
Convertible note	182,325	-
Accrued interest payable	3,057	-
Notes payable, net of current portion and unamortized discounts	217,166	67,669
Total Long-Term Liabilities	452,548	117,669
Total Liabilities	800,413	310,528
Members' Equity/(Deficit):	-	(271,328)
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, $0.00001 par , 1,077,000 shares authorized, 1,077,000 and 0 shares issued and outstanding as of December 31 2019 and 2018, respectively	11	-
Class A Common Stock, $0.00001 par, 27,225,000 shares authorized, 9,700,000 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively	97	-
Class B Common Stock, $0.00001 par, 1,198,000 shares authorized, 1,198,000 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively	12	-
Additional paid-in capital	-	-
Accumulated deficit	(455,365)	-
Total Stockholders' Equity/(Deficit)	(455,245)	-
TOTAL LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)	$ 345,168	$ 39,200

No assurance provided
See accompanying notes, which are an integral part of these consolidated financial statements.

Our Life Foods, Inc.
Consolidated Statements of Operations (Unaudited)
For the years ended December 31, 2019 and 2018

		2019		2018
Sales, net	$	489,576	$	382,988
Cost of goods sold		324,625		211,540
Gross profit		164,951		171,448
Operating Expenses:				
General and administrative		95,045		179,815
Sales and marketing		112,727		92,195
Total Operating Expenses		207,772		272,010
Loss from operations		(42,821)		(100,562)
Other Income/(Expense):				
Grant revenue		-		2,464
Interest expense - dividends		(6,000)		(4,323)
Interest expense		(96,666)		(51,986)
Total Other Income/(Expense)		(102,666)		(53,845)
Provision for income taxes		-		-
Net Loss	$	(145,487)	$	(154,407)

Our Life Foods, Inc.
Consolidated Statements of Changes in Stockholders'/Members' Equity/(Deficit) (Unaudited)
For the years ended December 31, 2019 and 2018

| | Our Life Foods, LLC | Our Life Foods, Inc. | | | | | | | | | |
| | | Series Seed Preferred Stock | | Class A Common Stock | | Class B Common Stock | | | | | Total |
	Members' Equity/(Deficit)	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity/(Deficit)
Balance at December 31, 2017	$ (116,921)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Net loss	(154,407)	-	-	-	-	-	-	-	-	-
Balance at December 31, 2018	(271,328)	-	-	-	-	-	-	-	-	-
Member draws	(38,430)	-	-	-	-	-	-	-	-	-
Conversion to corporation	309,758	1,077,000	11	9,700,000	97	1,198,000	12	-	(309,878)	(309,758)
Net loss	-	-	-	-	-	-	-	-	(145,487)	(145,487)
Balance at December 31, 2019	$ -	1,077,000	$ 11	9,700,000	$ 97	1,198,000	$ 12	$ -	$ (455,365)	$ (455,245)

No assurance provided
See accompanying notes, which are an integral part of these consolidated financial statements.

Our Life Foods, Inc.
Consolidated Statements of Cash Flows (Unaudited)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (145,487)	$ (154,407)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Amortization of loan discount	53,524	17,538
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(36,158)	(25,544)
(Increase)/Decrease in inventory	(103,439)	37,915
(Increase)/Decrease in due from related party	(27,673)	-
(Increase)/Decrease in note receivable	5,714	2,857
Increase/(Decrease) in accounts payable	(2,094)	1,595
Increase/(Decrease) in dividends payable	6,000	4,323
Increase/(Decrease) in accrued interest payable	3,057	-
Net Cash Used In Operating Activities	(246,556)	(115,723)
Cash Flows From Financing Activities		
Proceeds from notes agreement, net of repayments	118,983	62,934
Proceeds from convertible notes	182,325	-
Proceeds from issuance of Class D membership units	-	50,000
Member draw	(38,430)	-
Net Cash Provided By Financing Activities	262,878	112,934
Net Change In Cash	16,322	(2,789)
Cash at Beginning of Period	3,953	6,742
Cash at End of Period	$ 20,275	$ 3,953
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 92,647	$ 50,593
Cash paid for income tax	$ -	$ -

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Our Life Foods, Inc. and subsidiaries (the "Company"), is a corporation organized November 2, 2016 under the laws of Delaware, originally as a Delaware limited liability company, which was converted to a corporation on August 19, 2019.

The Company has a wholly owned subsidiary, A Cajun Life, LLC, a limited liability company organized on April 9, 2012 under the laws of Oregon. A Cajun Life, LLC was acquired on August 19, 2019 commensurate with the conversion to a corporation. It was under common control of Our Life Foods, Inc. prior to the acquisition and conveyed to Our Life Foods, Inc. for no consideration.

Swamp Pop LLC is a Louisiana limited liability company formed February 4, 2013. The Company acquired 100% of the membership interests of Swamp Pop LLC in an acquisition transaction on December 20, 2019 making Swamp Pop LLC a wholly owned subsidiary. See further discussion in Note 8.

The Company manufactures and sells authentic Cajun food and lifestyle products and premium sugarcane soda to consumers.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $145,487 and $154,407 for the years ended December 31, 2019 and 2018, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2019 and 2018, has accumulated deficits of $455,365 as of December 31, 2019, has limited liquid assets with just $20,275 of cash as of December 31, 2019, and has a working capital deficit of $130,787 as of December 31, 2019. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation and Basis for Consolidation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company converted from a Delaware limited liability company to a Delaware corporation during 2019, these consolidated financial statements present all activity before and after the conversion. These consolidated financial statements include all accounts of Our Life Foods, Inc. and its subsidiaries: A Cajun Life, LLC and Swamp Pop LLC. All significant intercompany transactions have been eliminated in consolidation.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

In accordance with ASC 805-50-45-5, for transactions between entities under common control, financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. While A Cajun Life, LLC was acquired in August 2019, as it was under common control this acquisition was recognized retroactively in these financial statements for all periods presented as if the acquisition occurred on December 31, 2017.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. The Company wrote off $0 and $56,231 of its accounts receivable for the years ended December 31, 2019 and 2018, respectively. The Company has determined an allowance on its accounts receivable is not necessary as of December 31, 2019 or 2018.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2019 and 2018 consists of raw materials and finished products, consisting of the following:

	2019	2018
Raw materials	$ 22,857	$ -
Finished goods	85,851	5,269
Total inventory	$ 108,708	$ 5,269

The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the statements of operations.

Capital Assets

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company has recorded no property or equipment as of December 31, 2019 and 2018.

Goodwill

Goodwill arising from the acquisition of subsidiaries is measured at cost less accumulated impairment losses. Goodwill from the acquisition of Swamp LLC Pop has been recognized as the excess of fair value of consideration transferred amounting to $308,188 over the fair value of identifiable net assets of $180,098, resulting to a goodwill of $128,090.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2019 or 2018.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity/(deficit).

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

Revenue Recognition

The Company recognizes revenue when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until August 19, 2019 the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the August 19, 2019 conversion, the Company was taxed as a corporation. The Company has a net operating loss carryforward of $141,213 as of December 31, 2019. The Company used its estimated combined effective tax rate, which is estimated to be 27%, to derive a net deferred tax asset of $38,133 as of December 31, 2019 resulting from its net operating loss carryforwards and other book-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2039, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

<u>LLC Membership Interests</u>

Through August 19, 2019, Our Life Foods, LLC was a limited liability company with its membership interests denoted as Class A, Class B, Class C, and Class D membership units. Our Life Foods, LLC authorized 9,700 Class A membership units, 1,077 Class B membership units, 1,198 Class C membership units, and 500 Class D membership units.

During the year ended December 31, 2018, Our Life Foods LLC issued 500 Class D membership units at $100 per unit, providing cash proceeds of $50,000. On April 8, 2021, the Company is required to redeem the Class D membership units at a price per unit of $100.00 plus all accrued and compounded and unpaid dividends. The Class D membership units are treated as a liability due to the mandatory redemption provision. The holders of Class D membership units are entitled to a quarterly cash dividend at a rate of 12% per annum of the Class D membership units original issuance price ($100.00 per unit), commencing April 2018. Such dividends are accrued if not paid quarterly, and compound quarterly. The preferred return is treated as a component of interest expense as the Class D membership units are treated as debt for accounting purposes. Dividends of $4,323 were declared for the year ended December 31, 2018. As no dividends were paid in 2018, dividends payable was $4,323 as of December 31, 2018. The same terms apply to the Class C Common Stock to which the Class D membership units were exchanged into in the 2019 conversion.

As of December 31, 2018, Our Life Foods, LLC had 9,700 Class A membership units, 1,077 Class B membership units, 1,198 Class C membership units, and 500 Class D membership units issued and outstanding.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

<u>Stockholders' Equity</u>

On August 19, 2019, Our Life Foods, LLC (Delaware limited liability company) converted to Our Life Foods, Inc. (Delaware corporation). Under this conversion, 9,700, 1,077, 1,198, and 500 of the Class A, B, C, and D membership units, respectively, outstanding in Our Life Foods, LLC were converted at a 1,000-to-1 rate into 9,700,000, 1,077,000, 1,198,000, and 500,000 shares of Our Life Foods, Inc.'s Class A Common Stock, Series Seed Preferred Stock, Class B Common Stock, and Class C Common Stock, respectively. The original issuance prices for the Series Seed Preferred Stock, Class B Common Stock, and Class C Common Stock were adjusted at $0.13928, $0.12521, and $0.10, respectively.

Our Life Foods, Inc. authorized 28,923,000 shares of $0.00001 par value common stock and 1,077,000 shares of $0.00001 par value preferred stock. The common stock was designated as 27,225,000 shares of Class A Common Stock, 1,198,000 shares of Class B Common Stock, and 500,000 shares of Class C Common Stock. The preferred stock was designated as 1,077,000 shares of Series Seed Preferred Stock.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

As of December 31, 2019, 9,700,000, 1,077,000, 1,198,000, and 500,000 shares of Our Life Foods, Inc.'s Class A Common Stock, Series Seed Preferred Stock, Class B Common Stock, and Class C Common Stock were issued and outstanding, respectively.

Holders of Class A Common Stock have voting rights of 1 vote per share. Class A Common Stock and Class B Common Stock do not have voting rights. Holders of Series Seed Preferred Stock are entitled to vote with holders of Class A Common Stock on an as-converted basis.

The voting, dividend, and liquidation rights of the holders of the Class A Common Stock and Class B Common Stock are subject to and qualified by the rights of the preferred stock. The voting, dividend, liquidation, and all other rights of the holders of Class C Common Stock are superior to the rights, power, and preferences of the holders of any other class of the Company's stock, including preferred stock. The Company may not make any distributions to any holder of any class of stock unless and until the holders of Class C Common Stock have been repaid their original issuance price ($0.10 per share) plus and including the repayment of all accrued, unpaid, and compounded dividends. No holder of any class of any stock of the Company may sell any of its stock until the Class C Common Stock has been redeemed, together with full payment of all accrued and compounded and unpaid dividends.

On April 8, 2021, the Company is required to redeem the Class C Common Stock at a price per share of $0.10 plus all accrued and compounded and unpaid dividends. The Class C Common Stock is treated as a liability due to the mandatory redemption provision.

The holders of Class C Common Stock are entitled to a quarterly cash dividend at a rate of 12% per annum of the Class C original issuance price ($0.10 per share), commencing April 2018. Such dividends are accrued if not paid quarterly, and compound quarterly. These dividends are treated as a component of interest expense as the Class C Common Stock is treated as debt for accounting purposes. Dividends of $6,000 were declared for the year ended December 31, 2019. As no dividends have been paid to date including the $4,323 of dividends accrued on the Class D membership units before conversion to Class C Common Stock, dividends payable was $10,323 as of December 31, 2019.

If and upon a liquidation of the Company on or prior to April 8, 2021 (the Class C Redemption Date) or thereafter as long as the Class C Common Stock have not been redeemed, the holders of Class C Common Stock are entitled a liquidation preference to all other stockholders of the Company equal to the Class C original issuance price of $0.10 per share plus any accrued and compounded but unpaid dividends. The total liquidation preference was $50,000 as of December 31, 2019. After satisfaction of such obligations, the holders of Series Seed Preferred Stock and Class A Common Stock are paid pro rata out of the remaining assets up to an aggregate of $1,500,000. Any remaining assets thereafter are to be distributed pro rata among holders of Series Seed Preferred Stock, Class A Common Stock, and Class B Common Stock on an as-converted basis.

If and upon a liquidation of the Company after the redemption of the Class C Common Stock, the holders of Series Seed Preferred Stock and Class A Common Stock are paid pro rata out of the assets available for distribution up to an aggregate of $1,500,000. Any remaining assets thereafter are to be distributed pro rata among holders of Series Seed Preferred Stock, Class A Common Stock, and Class B Common Stock on an as-converted basis.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

Holders of Series Seed Preferred Stock and Class C Common Stock are entitled to certain protective provisions, as defined in the Company's articles of incorporation.

Series Seed Preferred Stock have an optional conversion right into Class A Common Stock at a 1:1 dilution protected rate. There is a mandatory conversion of all preferred stock into common stock if an upon a qualifying initial public offering (as defined in the Company's articles of incorporation).

Stock Plan - Corporation

In August 2019, the Company approved its 2019 Equity Incentive Plan (the "Plan") to provide employees, officers, non-employee directors, contractors, and consultants to the Company with stock based awards. The Company has reserved 2,200,000 shares of Class A Common Stock for issuance under the Plan as of December 31, 2019. No stock based awards have been granted under the Plan as of December 31, 2019. 2,200,000 shares remain available for issuance as of December 31, 2019.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Stock Plan – Limited Liability Company

In 2017, the Company approved its 2017 Profits Interest Plan and reserved 1,198 Class C Membership Units for issuance under the Plan. In 2017, 1,198 Class C Membership Units were issued under this plan. This plan was terminated effective August 19, 2019 with the conversion to a corporation.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 5: FINANCING AGREEMENTS

Lines of Credit

In 2016-2019, the Company entered into several line of credit agreements with several banks which impose interest rates from 2.70%-31.15% applied on the principal amount depending upon the type of transaction. Interest expense on these lines of credits was $29,396 and $31,607 for the years ended December 31, 2019 and 2018, respectively. The total unpaid balance was $111,201 and $115,032 as of December 31, 2019 and 2018, respectively. The balances are due within a year and are therefore classified as current liabilities.

Convertible Notes

During 2019 the Company issued four convertible notes for total principal of $182,325. The notes mature after two year terms, and bear interest at 6%. No payments are required until maturity. The convertible notes payable are subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of $2,000,000 or more, or optional conversion upon a non-qualified financing at the holders' election. The conversion price on this conversion feature is a 20% discount to pricing in the triggering equity financing or the share price implied by a valuation cap of $4,000,000 on the Company's fully diluted capital. The notes are also optionally convertible at maturity, where the conversion price under this conversion feature is at the share price implied by a valuation cap of $4,000,000 on the Company's fully diluted capital. If there is a company sale (as defined in the agreement), the holders of the convertible notes may elect to convert to common stock at the price per share implied by a valuation cap of $4,000,000 on the Company's fully diluted capital or take payment of 150% of the then outstanding principal plus accrued interest. The Company reviewed these notes for beneficial conversion features and determined the notes did not require discount for beneficial conversion features at the issuance dates.

The Company incurred interest expense of $3,057 for the year ended December 31, 2019 related to these notes, all of which is accrued and unpaid. The unpaid unconverted principal balance was $182,325 as of December 31, 2019.

Notes Payable

On August 29, 2019, the Company entered in a 1-year term loan agreement with Loan Builder in the amount of $50,000, bearing interest at 13.20% with a required monthly principal and interest payment of $1,088. Total interest expense on this loan was $3,503 for the year ended December 31, 2019. The unpaid principal balance was $35,852 as of December 31, 2019.

In 2017-2018, the Company borrowed funds from a related party totaling to $25,000. On February 11, 2019, the Company entered in a loan agreement with this related party in the amount of $78,000, which includes the $25,000 previously borrowed funds, bearing interest at 5.25% and payable on demand. Total interest expense on this loan was $2,352 for the year ended December 31, 2019. The unpaid principal balance was $78,000 and $25,000 as of December 31, 2019 and 2018, respectively.

On August 2, 2018, the Company entered in a 10-year term loan agreement with LoanMe, Inc. in the amount of $75,000, bearing interest at 69.00% with a required monthly principal and interest payment of $4,133. The total payment to be made by the Company is $522,178 for the whole term

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

of this loan. The Company recorded discount on this loan amounting to $447,178, to be amortized using the effective interest method to interest expense over the life of the loan. The Company also incurred loan fees amounting to $7,500, which was also recorded as discount. For the years ended December 31, 2019 and 2018, $52,577 and $17,538 of these discounts were amortized to interest expense, leaving an unamortized balance of $384,563 and $437,140, all respectively. Total payments to be made by the Company amounted to $445,605 and $504,912 as of December 31, 2019 and 2018, respectively.

In 2018, the Company entered into several short-term loan agreement with Kabbage, Inc. in the amount of $51,200, with 3.5%-4.5% fee applied to the principal amount. Principal and associated interest to be paid 3-5 months after funding. Interest expense on these loans totaled $10,620 for the year ended December 31, 2018. The unpaid principal balance was $16,700 and unpaid interest was $1,103 as of December 31, 2018.

In 2019, the Company entered into several short-term loan agreement with Kabbage, Inc. in the amount of $50,100, with 3.5%-4.5% fee applied to the principal amount. Principal and associated fee to be paid 1.5-3 months after funding. Interest expense on these loans totaled $2,447 for the year ended December 31, 2018. The unpaid principal balance was $16,700 and unpaid interest was $251 as of December 31, 2019.

In 2016, the Company entered into several short-term loan agreement with Social Finance, Inc. in the amount of $42,756, bearing interest at 12% with a varying monthly principal and interest payment of $721. Total interest expense on this loan was $2,386 and $268 for the years ended December 31, 2019 and 2018. Total unpaid principal and interest balance was $0 and $30,055 as of December 31, 2019 and 2018, respectively.

Acquisition Promissory Notes

In conjunction with the acquisition transaction described in Note 8, the Company issued a promissory notes for: 1) $59,756 to a previous owner of Swamp Pop payable within 30 days of the closing date (January 2020); 2) $59,753 to a previous owner of Swamp Pop payable within 30 days of the closing date (January 2020); 3) $280,491 promissory note to the sellers payable in 60 monthly installments of $4,675 commencing in January 2020. Prepayment is allowed without penalty and the loan bears no interest. Upon a default of the loan terms, the loan becomes payable immediately in full. The Company's founder and CEO is a personal guarantor on the note. The $280,491 promissory note was discounted using the Company's weighted average incremental borrowing rate of 16.86%. The discount related to this promissory was $91,811, to be amortized using the effective interest method to interest expense over the life of the note. For the year ended December 31, 2019, $947 of this discount was amortized to interest expense, leaving an unamortized balance of $90,864. Future payment obligations under this note for the years ended December 31, 2020, 2021, 2022, 2023, and 2024 are $56,100 for each year.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RELATED PARTY ADVANCE

The Company advanced funds to the Company's founder and CEO. The amounts due to this related party as of December 31, 2019 and 2018 were $27,673 and $0, respectively.

NOTE 8: ACQUISITIONS

On December 20, 2019, the Company acquired Swamp Pop LLC, Louisiana limited liability company (Swamp Pop), through a membership interest purchase agreement. The acquisition was accounted for using the acquisition method, in which acquired assets and liabilities are recorded at fair value. The Company agreed to pay a gross total of $400,000 to the previous owners of Swamp Pop for 100% membership interest in Swamp Pop. The Company paid the purchase price through the issuance of three promissory notes: 1) $59,756 to a previous owner of Swamp Pop payable within 30 days of the closing date (January 2020); 2) $59,753 to a previous owner of Swamp Pop payable within 30 days of the closing date (January 2020); 3) $280,491 promissory note to the sellers payable in 60 monthly installments of $4,675 commencing in January 2020. Prepayment is allowed without penalty. Upon a default of the loan terms, the loan becomes payable immediately in full. The Company's founder and CEO is a personal guarantor on the note. The present value of $280,491 promissory note at the date of acquisition was $188,679, which was discounted using the Company's weighted average incremental borrower's rate of 16.86%. See Note 5 for further discussion of this note.

After this adjustment, the fair value of the consideration paid in this acquisition was $308,188. The Company received assets valued at $182,629 and liabilities totaling $2,531 in the acquisition, and therefore recorded goodwill of $128,090 at the acquisition date.

The Company assesses the goodwill annually for impairment and determined that as of December 31, 2019 no impairment charge should be recorded against the goodwill.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2020, the date the consolidated financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.